

June 23, 2023

Juan Sottil
Chief Financial Officer
Vesta Real Estate Corporation, S.A.B. de C.V.
Paseo de Tamarindos No. 90, Torre II, Piso 28, Col.
Bosques de las Lomas
Cuajimalpa, C.P. 05210
Mexico City
United Mexican States

> **Re:** **Vesta Real Estate Corporation, S.A.B. de C.V.**
> **Registration Statement on Form F-1, as amended on Form F-1A1**
> **File June 8, 2023 and June 16, 2023**
> **File No. 333-272532**

Dear Juan Sottil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed June 8, 2023

Cover Page

1.   Please revise your registration statement to include all information that may not be omitted pursuant to Rule 430A, including the total number of ADS being offered pursuant to this registration statement. Please refer to Question 227.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

Exhibit Index
Exhibit 5.1 - Opinion of Ritch, Mueller y Nicolau, S.C., page II-4

2.   We note that your legal opinion states that the "Common Shares underlying the ADSs that are the subject of the Offering, have been duly authorized and issued and, when the ADSs are delivered and paid forth as set forth in the Registration Statement, the ADSs will be fully paid and non-assessable." Please revise your legality opinion to opine that the common shares, underlying the ADSs, will be fully paid and non-assessable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Drew Glover, Esq.